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                                                                    EXHIBIT 99.2


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of LJ International Inc. (the "Company") on Form 20-F for the fiscal year ended April 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Hon Tak Ringo Ng, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                             /s/ HON TAK RINGO NG
                                             ----------------------------
                                             Hon Tak Ringo Ng
                                             Chief Financial Officer
                                             August 22, 2002